ALLIED GOLD LIMITED
ACN 104 855 067
ABN 86 104 855 067

ANNUAL FINANCIAL REPORT

30 JUNE 2007

DIRECTORS' REPORT

The Directors present their report, together with the financial report of Allied Gold Ltd ("the Company") and its controlled entities for the year ended 30 June 2007

DIRECTORS

The Directors of the Company in office during or since the end of the financial period are:

Mr Mark V Caruso
Mr Jeffrey J Moore
Mr Gregory H Steemson
Mr John G Brock (appointed 25 January 2007)
Mr Anthony Lowrie (appointed 9 March 2007)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

INFORMATION ON DIRECTORS

Mr Mark V Caruso ***Executive Chairman/Managing Director***

Mr Caruso is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a director of Mineral Commodities Limited (since September 2000). Former directorships of public listed companies in the last 3 years are CI Resources Limited (October 2003 until May 2007) and ORT Limited (August 2003 until August 2005).

Mr Jeffrey J Moore ***Non Executive Director***

Mr Moore has more than 20 years of exploration and mining industry experience for Australian publicly listed companies since graduating as a geologist in Western Australia. During the last 15 years he has held board positions for several ASX listed companies gaining exposure to a range of commodities. He is also a director of Great Australian Resources Limited (since November 2005).Former directorships of public listed companies in the last 3 years is Mount Burgess Mining NL (September 1989 until January 2004).

Mr Gregory H Steemson ***Non Executive Director***

Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration, development and management of mining projects. He is also a director of Mineral Commodities Limited (since January 2001) Sandfire Resources NL (since June 2003). Former directorships of public listed companies in the last 3 years include Sandfire Resources NL (June 2003 until August 2007).

Mr Grant Brock ***Executive Director/Chief Operating Officer (appointed 25th January 2007)***

Mr Brock has extensive experience in the mining industry, has held executive management positions in the construction, development and operation of gold, base metal and industrial minerals mines. He also has experience in acquisitions and project development. Mr Brock has not held any other public company directorships in the past 3 years.

Mr Anthony Lowrie ***Non Executive Director (appointed 9th March 2007)***

Mr Lowire has considerable corporate and finance experience. He was Chairman of ABN AMRO Asia Securites Limited having originally been a partner of Hoare Govett Ltd, which he joined in 1973 and is currently a managing director in ABN AMRO bank based in London. Mr Lowire is currently a director of Kenmare Resources PLC, Quadrise Fuels International, the Thai Euro Fund and the Edinburgh Dragon Fund. His former directorships include JD Wetherspoon PLC.

As a junior exploration company the Board had not split out responsibilities to a sub committee in respect to Audit, Risk and Compliance during the year, however the Board is currently in the process of implementing this Committee. A Remuneration Committee was established subsequent to year end which consists of Mr Jeffrey Moore, Mr Greg Steemson and Mr Grant Brock.

COMPANY SECRETARY

The following person held the position of Company Secretary at the end of the financial year.

Mr Peter Torre ***(appointed as Company Secretary 4 October 2006)***

Mr Torre is the principal of the corporate advisory firm Prospera Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Prospera Corporate, Mr Torre was a partner of an internationally affiliated firm of Chartered Accountants working within its Corporate services Division for over 9 years where he also held the position of Chairman of the National Corporate Services Committee. Mr Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

DIRECTORS' MEETINGS

The number of directors' meetings and number of meetings attended by each of the Directors of the Company during the financial period under review are:

	Meetings held	Meetings attended
Mark Caruso	7	7
Jeffrey Moore	7	6
Greg Steemson	7	6
Anthony Lowrie	2	2
Grant Brock	2	2

PRINCIPAL ACTIVITIES

The principal activity of the economic entity during the year was exploration for gold and other mineral resources and the construction of gold producing infrastructure. The exploration has mainly involved exploration and evaluation of the Simberi Oxide Gold Project following the acquisition of an interest in the Simberi Mining Joint Venture and the Tabar Exploration Joint Venture pursuant to the merger by Plan of Arrangement with Nord Pacific Limited in September 2004.

RESULTS

The consolidated loss of the economic entity after providing for income tax is $1,880,611 (2006: loss $1,726,071).

DIVIDENDS PAID OR RECOMMENDED

No dividends have been paid or declared.

REVIEW OF OPERATIONS

The principal focus of the company over the year was the design and construction of the Simberi Oxide Gold project and to explore the islands of Simberi, Tatau and Big Tabar for new gold resources. A review of the capital cost and design parameters of the Oxide gold project was completed in July following which detailed design of the project commenced followed by onsite construction. The estimated capital cost of the project was $80 million and the project would be completed in the second half of 2007.

Civil contractors were mobilised to site in July and commenced construction in August on infrastructure projects. Simultaneously work commenced on the establishment of the Simberi Island ring road and airstrip. The process plant construction commenced in November with the building of the leach tank foundations. Project design work was essentially completed by the end on May and all equipment was specified and ordered by year end. Plant construction had progressed satisfactorily by year end with CIL tank erection well under way, installation of the ball mill and scrubber commenced and the installation of structural steelwork beginning. Permanent motel style accommodation for long term operating employees has been completed and occupied.

The shipment of materials and equipment was identified as a major obstacle to completing the project on time so a 61metre multi purpose cargo / roro vessel, The MV Lady Geraldine was purchased and put into service shipping freight from Lae to Simberi Island. With the establishment of a 1200metre airstrip on Simberi island regular aircraft charter flights commenced from Rabaul to Simberi to transport construction personnel.

Long term contracts for the generation of power to the project have been completed and arrangements for the supply of fuel were being finalised. Long term reliable communications have been established to Simberi for voice and data transmissions to enable effective control and communications to be put in place. The employment of operating personnel has commenced and all senior positions have been filled with very experienced expatriate personnel.

While project activities have been progressing exploration of Simberi, Tatau and Big Tabar Islands continued to take place with very successful results. The majority of work was done on Simberi Island where 3,878 metres of drilling were completed, and with 1,334 metres drilled on Tatau, IP surveys were completed in the Sorowar area, soil sampling for geochemical analysis were carried out and extensive geological mapping completed. This has resulted in a significantly better understanding of the geology of the island and has generated a number of very significant targets which will be drilled in the coming year. Ore reserves were increased by 43,000 ounces as a result of drilling. As a result of a share placement $12 million was raised for exploration in the Tabar Islands some of which was to be used for the purchase of capital equipment in particular exploration drill rigs. These rigs were purchased towards the end of the year and will be put into service early in the new financial year.

The Mapimi poly-metallic project in Mexico had minor activities associated with it completed which involved technical assessments of the property with a view to inviting other parties into the project to proceed with its development.

The Red Dam project located in Western Australia was sold to Carbine Resources for 4,020,000 shares and $5,000 in cash.

FINANCIAL POSITION

The net assets of the economic entity have increased by $84,991,269 from 30 June 2006 to $101,995,798 in 2007. An additional capital raising was made in March 2007 to further progress the exploration capabilities on the Simberi island group

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Capital Raisings

In March 2007 the Company completed a placement of 42.0 million shares at $0.32 each, raising A$13.4 million. The placement was issued to institutional investor clients of UK based broker Mirabaud Securities Limited.

In addition, the following options were exercised during the year and converted into fully paid ordinary shares:

- 19,826,582 Listed options converted at $0.20
- 3,000,000 Unlisted options converted at $0.30
- 2,000,000 Unlisted options converted at $0.40

SUBSEQUENT EVENTS

Subsequent to year end and as part of the US$25.0m financing facility, the company entered into gold hedging arrangements as a condition to this facility. This facility has commenced to be drawn down after period end.

Except for the above, no other matter or circumstance has arisen since 30 June 2007 that has significantly affected, or may significantly affect:

(a) the Group's operations in future financial years, or
(b) the results of those operations in future financial years, or
(c) the Group's state of affairs in future financial years.

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES

The company is proceeding with the full development of the Simberi Oxide Gold Project with a 2.0 mtpa plant currently being constructed with the associated infrastructure underway. Mine production is scheduled at 84,000 ounces of gold per annum. Scheduled gold production is due to commence in the fourth calendar quarter 2007. It is anticipated that an accelerated exploration programme will be undertaken to convert known resource ounces into reserve ounces.

In the opinion of the Directors it may prejudice the interests of the Company to provide additional information in relation to likely developments in the operations of the Company and the expected results of those operations in subsequent financial periods.

OPTIONS

The number of options for ordinary shares on issue at the date of this report is 4,040,000 unlisted options. Options do not entitle the holder to receive a dividend paid to ordinary shareholders, to a vote at shareholder meetings or to participate in any future share issues.

OPTIONS (continued)

New issues of options and options exercised in the period are as follows:

Date of Grant	No of Options	Exercise Price	Expiry date
Opening Balance	22,152,183	$0.20	30 June 2007
	3,000,000	$0.30	30 June 2007
	2,000,000	$0.40	30 June 2007
	2,960,000	$0.50	31 Dec 2008
	30,112,183		
- Options exercised in the period	(24,826,582)		
- Options issued in the period	2,040,000	$0.40	31 Aug 2008
- Options issued in the period	750,000	$0.80	31 Dec 2008
- Options issued in the period	1,250,000	$0.50	31 Dec 2008
Balance at 30 June 2007	**9,325,601**		

DIRECTORS' INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors' Shareholdings as at the date of this report is:

DIRECTOR	ORDINARY SHARES FULLY PAID		OPTIONS	
	Direct	Indirect	Direct	Indirect
Mark Caruso	3,794,168	1,183,525	-	-
Jeffrey Moore	800,000	-	-	-
Greg Steemson	1,600,000	-	-	-
Grant Brock	-	-	500,000	-
Anthony Lowrie	-	1,635,460	-	-

REMUNERATION REPORT

The remuneration report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration.
B. Details of remuneration
C. Service Agreements
D. Share-based compensation
E. Additional Information.

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the Corporations Act 2001 and the Corporation Regulations 2001 which have not been audited.

REMUNERATION REPORT (continued)

A. Principles used to determine the nature and amount of remuneration (audited)

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the Company's operations, the board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations. Remuneration packages are reviewed with due regard to performance and other relevant factors.

Remuneration packages may contain the following key elements:

(a) Directors Fees;
(b) Salary & Consultancy;
(c) Benefits – including provision of motor vehicle, superannuation;

Fees payable to non-executive directors reflect the demands which are made on, and the responsibilities of the directors. Non-Executive directors' fees and payments are reviewed annually by the Board.

Executives are offered a competitive base pay that consists of fixed components. Base pay for senior executives is reviewed annually to ensure the executives pay is competitive with the market. Total Base Pay can be structured as a total employment package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives discretion.

The directors are not required to hold any shares in the company under the constitution of the company; however, to align director's interests with shareholders interests the directors are encouraged to hold shares in the company.

B. Details of Remuneration (audited)

Details of the remuneration of directors and the key management personnel (as defined in AASB 124 Related Party Disclosures) of Allied Gold Limited and the Allied Gold Limited Group are set out in the following tables.

The key management personnel of Allied Gold Limited includes the directors as per page 1 above and Mr Albert Longo the Chief Financial Officer, Mr Ross Hasting General Manager Development, Mr Ferus Hart General Manager Operations and Mr Bob Burban General Manager Exploration.

The Key management personnel of the Allied Gold Limited Group are the directors of Allied Gold Limited and those executives that report direct to the Executive Chairman as follows:

- Mr Albert Longo – *Chief Financial Officer*
- Mr Bob Burban – *Exploration Manager*
- Mr Ross Hastings – *General Manager*
- Mr Fergus Hart – *Resident Manager Simberi Operations*

All elements of remuneration are not directly related to performance.

REMUNERATION REPORT (continued)

Key management personnel of Allied Gold Limited

2007 Name	Short-term benefits Cash Salary and fees	Post employment benefits Superannuation	Share-based payment Shares / Options	Total
Non-Executive Directors				
Jeffrey Moore	36,000	3,240		39,240
Greg Steemson	75,106			75,106
Anthony Lowrie	18,000			18,000
Sub-total non-executive directors	129,106	3,240		132,346
Executive Directors				
Mark Caruso	300,000			300,000
Grant Brock	149,673	67,767	27,900	245,340
	449,673	67,767	27,900	545,340
Other key management personnel				
Albert Longo	140,000	12,600	20,375	172,975
Other Company Executives				
Peter Torre	46,766	-	-	46,766
Total	765,545	83,607	48,275	897,427

Key management personnel of the Allied Gold Limited Group

2007 Name	Short-term benefits Cash Salary and fees	Post employment benefits Superannuation	Share-based payment Shares / Options	Total
Non-Executive Directors				
Jeffrey Moore	36,000	3,240		39,240
Greg Steemson	75,106			75,106
Anthony Lowrie	18,000			18,000
Sub-total non-executive directors	129,106	3,240		132,346
Executive Directors				
Mark Caruso	300,000			300,000
Grant Brock	149,673	67,767	27,900	245,340
	449,673	67,767		545,340
Other key management personnel				
Albert Longo	140,000	12,600	20,375	172,975
Ross Hastings	189,134	17,022		206,156
Fergus Hart	240,000	21,600	20,375	287,975
Bob Burban	159,997	14,399	20,375	194,771
Other Company Executives				
Peter Torre	46,766	-	-	46,766
Total	1,354,676	136,628	89,025	1,586,329

REMUNERATION REPORT (continued)

Key management personnel of Allied Gold Limited

2006 Name	Short-term benefits Cash Salary and fees	Post employment benefits Superannuation	Share-based payment Shares / Options	Total
Non-Executive Directors				
Jeffrey Moore	167,987	14,156	308,970	491,113
Greg Steemson	57,600	-	177,941	235,541
Sub-total non-executive directors	225,587	14,156	486,911	726,654
Executive Directors				
Mark Caruso	92,400	5,085	308,970	406,455
David Lymburn (resigned 5th July 2006)	55,915	-	177,941	233,856
Wayne Loxton (resigned 30th June 2006)	189,753	15,421	-	205,174
Other key management personnel				
Albert Longo	5,384	485	-	5,869
Total	569,039	35,147	973,822	1,578,008

Key management personnel of the Allied Gold Limited Group

2006 Name	Short-term benefits Cash Salary and fees	Post employment benefits Superannuation	Share-based payment Shares / Options	Total
Non-Executive Directors				
Jeffrey Moore	167,987	14,156	308,970	491,113
Greg Steemson	57,600	-	177,941	235,541
Sub-total non-executive directors	225,587	14,156	486,911	726,654
Executive Directors				
Mark Caruso	92,400	5,085	308,970	406,455
David Lymburn (resigned 5th July 2006)	55,915	-	177,941	233,856
Wayne Loxton (resigned 30th June 2006)	189,753	15,421	-	205,174
Other key management personnel				
Albert Longo	5,384	485	-	5,869
Ross Hastings	200,762	18,069	163,600	382,431
Fergus Hart	5,769	519	-	6,288
Bob Burban	9,230	831	-	10,061
Total	784,800	54,566	1,137,422	1,976,788

REMUNERATION REPORT (continued)

C. Service Agreements (audited)

There were formal service agreements with directors and key management personnel. On appointment to the Board, all non-executive directors enter into a service agreement with the company, in the form of a letter of appointment. The letter summarises the Board policies and terms, including compensation, relevant to the office of director.

Remuneration and other terms of employment for the Managing Director, Chief Operating Officer, Chief Financial Officer and other key management personnel are also formalized in contracts of employments. Some of these agreements provide for the provision of performance related bonuses as well as participation in the Employee Share Option Scheme. Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated by either party giving relevant notice.

MV Caruso, Executive Chairman and Managing Director

- No formal agreement is in place
- Base Payments of $300,000 for the year ended 30 June 2007. Reviewed annually by Remuneration Committee

G Brock, Chief Operating Officer

- No fixed Term
- Base Payments of $217,440, inclusive of superannuation, for the year ended 30 June 2007. Reviewed annually by Remuneration Committee.
- 15% annual bonus at discretion of Company
- 3 months notice of termination

A Longo Chief Financial Officer

- No fixed Term
- Base Payments of $152,600 inclusive of superannuation or the year ended 30 June 2007. Reviewed annually by Remuneration Committee
- 1 months notice of termination

R Hastings General Manager Development

- No formal agreement in place
- Base Payments of $206,156 inclusive of superannuation for the year ended 30 June 2007. Reviewed annually by Remuneration Committee
- 1 months notice of termination

B Burban General Manager Exploration

- No fixed Term
- Base Payments of $174,396 inclusive of superannuation for the year ended 30 June 2007. Reviewed annually by Remuneration Committee
- 1 months notice of termination

F Hart General Manager Simberi Operations

- No fixed Term
- Base Payments of $261,600 inclusive of superannuation r the year ended 30 June 2007. Reviewed annually by Remuneration Committee
- 2 months notice of termination

REMUNERATION REPORT (continued)

D. Share Based Compensation (audited)

Options

Options were granted under the Allied Gold Employee Option Plan which was approved by shareholders at the 2006 Annual General Meeting. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board.

Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

Grant Date	Expiry Date	Exercise Price	Value per option at grant date	Date Exercisable
12 June 2006	31 December 2008	$0.50	$0.1636	100% after 16 May 2006
30 November 2005	30 June 2007	$0.30	$0.1779	100% after 30 November 2005
30 November 2005	30 June 2007	$0.40	$0.1310	100% after 30 November 2005

- Options granted carry no dividend and voting rights
- When exercisable, each option is convertible into one ordinary share in Allied Gold Limited.

Details of options over ordinary shares in the company provided as remuneration to each director or Allied Gold Limited and each of the key management personnel of the Group are set out below.

Name	Number of options granted during the year		Number of options vested during the year	
	2007	2006	2007	2006
Directors of Allied Gold Limited				
Mark Caruso	-	2,000,000	-	2,000,000
Jeff Moore	-	2,000,000	-	2,000,000
Greg Steemson	-	1,000,000	-	1,000,000
David Lymburn		1,000,000	-	1,000,000
Grant Brock	500,000	-	500,000	-
Anthony Lowrie	-	-	-	-
Wayne Loxton	-	-	-	-
Other key management personnel and executives of the Group				
Ross Hastings	-	1,000,000	-	1,000,000
Fergus Hart	500,000	-	500,000	-
Albert Longo	500,000	-	500,000	-
Bob Burban	500,000	-	500,000	-
Peter Torre	-	-	-	-

REMUNERATION REPORT (continued)

The assessed fair value at grant date of options to the individuals is allocated equally over the period from grant date to vesting date and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for the options granted during the year ended 30 June 2007 included:

Employee Share Option Scheme

(a) options were granted for no consideration
(b) exercise price of $0.50 and $0.80
(c) grant date 1 March 2007
(d) expiry date 31 December 2008
(e) share price at grant date $0.32
(f) expected price volatility of the company's shares 60%
(g) risk free interest rate 6.15%

Shares provided on exercise of remuneration options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director of Allied Gold Limited and other key management personnel of the group are set out below.

Name	Date of Exercise of Options	Number of ordinary shares issued on exercise of options during the year	
		2007	2006
Directors of Allied Gold Limited			
David Lymburn	2 May 2006	-	1,000,000
Mark Caruso	29 June 2007	3,000,000	-
Jeffrey Moore	14 June 2007	2,000,000	-
Greg Steemson	29 June 2007	1,300,000	-
Greg Steemson	12 March 2006	-	300,000
Grant Brock	-	-	-
Anthony Lowrie	-	-	-
Other key management personnel and executives of the Group			
Ross Hastings	-	-	-
Fergus Hart	-	-	-
Albert Longo	-	-	-
Bob Burban	-	-	-
Peter Torre	-	-	-

REMUNERATION REPORT (continued)

The amounts paid per ordinary share by each director on the exercise of options as the date at exercise were as follows:

Exercise Date	Amount paid per share
2 May 2006	$0.30
12 March 2006	$0.20
14 June 2007	$0.30, $0.40
29 June 2007	$0.20, $0.30, $0.40

No amounts are unpaid on any shares issued on the exercise of options

E. Additional Information (unaudited)

It would be impractical to provide a measure of executive reward over the performance of the group to date as the Group is currently ramping up operations. More meaningful comparisons can be made once production commences.

	Cash bonus		Options					
Name	Paid %	Forfeited %	Year Granted	Vested %	Forfeited %	Financial Years in which the option may vest	Minimum total value of grant yet to vest	Minimum total value of grant yet to vest
Mark Caruso	-	-	2006	100	-	2006	-	-
Jeff Moore	-	-	2006	100	-	2006	-	-
Greg Steemson	-	-	2006	100	-	2006	-	-
David Lymburn	-	-	2006	100	-	2006	-	-
Grant Brock	-	-	2007	100	-	2007	-	-
Anthony Lowrie	-	-	2007	100	-	2007	-	-
Wayne Loxton	-	-	2006	100	-	2006	-	-
Ross Hastings	-	-	2006	100	-	2006	-	-
Fergus Hart	-	-	2007	100	-	2007	-	-
Albert Longo	-	-	2007	100	-	2007	-	-
Bob Burban	-	-	2007	100	-	2007	-	-
Peter Torre	-	-	-	-	-	-	-	-

REMUNERATION REPORT (continued)

Share based payments = Options
Further details relating to options are set out below

Name	A Remuneration consisting of options	B Value at grant date	C Value at exercise date	D Value at lapse date	E Total of Columns B-D
Mark Caruso	-	-	-	-	-
Jeff Moore	-	-	-	-	-
Greg Steemson	-	-	-	-	-
Grant Brock	11%	27,900	-	-	27,900
Tony Lowrie	-	-	-	-	-
Ross Hastings	-	-	-	-	-
Fergus Hart	7%	20,375	-	-	20,375
Bob Burban	10%	20,375	-	-	20,375
Albert Longo	12%	20,375	-	-	20,375
Peter Torre	-	-	-	-	-

A = The percentage of the value of remuneration consisting of options, based on the value at grant date set out in Column B.
B = The value at grant date calculated in accordance with AASB 2 *Share-based Payment* of options granted during the year as part of remuneration.
C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year.
D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

SCHEDULE OF MINING TENEMENTS

Mining Tenements currently held by the Company are:

The Simberi Mining Joint Venture owns ML 136 covering the eastern portion of Simberi Island, the northernmost island of the Tabar group, off New Ireland, Papua New Guinea. The Tabar Exploration Joint Venture owns EL609 which covers all of Tatau and Tabar Islands, as well as the ground on Simberi Island not covered by ML136.

ENVIRONMENTAL REGULATIONS

In the course of its normal mining and exploration activities the Company adheres to environmental regulations imposed upon it by the various regulatory authorities, particularly those regulations relating to ground disturbance and the protection of rare and endangered flora and fauna. The Company has complied with all material environmental requirements up to the date of this report.

INSURANCE OF DIRECTORS AND OFFICERS

During the year, the Company has paid an insurance premium in respect of a contract indemnifying the Company's directors and officers. This contract prohibits disclosure of the nature of the liability and the amount of the premium.

REMUNERATION REPORT (continued)

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings

The company was not a party to any such proceedings during the year.

OTHER INFORMATION

The registered office and principal place of business is Unit 15, 51-53 Kewdale Road, Welshpool, Western Australia, 6106

NON-AUDIT SERVICES

The board of directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- all non - audit services are reviewed and approved by the audit committee prior to commencement to ensure they do not adversely affect the integrity of the auditor; and
- the nature of the services provided do not compromise the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and APES 110 Code of Ethics for Professional Accountants.

The following fees for non – audit services were paid/payable to the external auditors during the year ended 30 June 2007

Taxation and gold hedging (BDO Kendalls Corporate Tax (WA) Pty Ltd)	$8,050

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's Independence Declaration as required under section 307C of the Corporations Act 2001 on page 15 forms part of the Directors' Report for the year ended 30 June 2007. This relates to the audit report, where they state that they have issued an independent declaration.

Signed in accordance with a resolution of the Directors.

Mark Caruso
Chairman

Dated at Perth this 28th day of September 2007

BDO Kendalls

BDO Kendalls Audit & Assurance (WA)
128 Hay Street
SUBIACO WA 6008
PO Box 700
WEST PERTH WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 90 360 101 594

28 September 2007

The Directors
Allied Gold Limited
Unit 15, 51-53 Kewdale Road
WELSHPOOL WA 6106

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO KENDALLS TO THE DIRECTORS OF ALLIED GOLD LIMITED

As lead auditor of Allied Gold Limited for the year ended 30 June 2007, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Allied Gold Limited and the entities it controlled during the period.

Yours faithfully
BDO Kendalls Audit & Assurance (WA) (formerly BDO)

BG McVeigh
Partner

INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

	Note	Economic Entity 2007 $	Economic Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Revenue from continuing operations	2	1,845,894	824,228	2,365,560	1,945,365
Other income	2	5,292	1,012,476	251,544	1,012,476
Exploration and evaluation costs			(29,487)	-	(29,487)
MMPEU costs, including depreciation		(107,639)	(398,709)	(107,639)	(205,322)
Share based payment expense	2	(89,025)	(1,328,118)	(89,025)	(1,328,118)
General & administration expenses	2	(3,535,133)	(2,064,827)	(2,995,927)	(2,070,953)
Net foreign exchange losses		-	258,366	-	81,631
Loss before income tax		(1,880,611)	(1,726,071)	(575,487)	(594,408)
Income tax expense	3		-		-
Loss after income tax attributable to members of the parent entity		(1,880,611)	(1,726,071)	(575,487)	(594,408)
Basic and diluted earnings per share (cents)	15	(0.7)	(1.1)		

The income statement is to be read in conjunction with the notes to the financial statements.

BALANCE SHEETS
AS AT 30 JUNE 2007

	Note	Economic Entity 2007 $	Economic Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
CURRENT ASSETS					
Cash and cash equivalents	4	12,657,949	55,370,334	12,017,381	55,233,289
Trade and other receivables	5	81,277	674,138	8,449	3,167,837
Securities available for sale	6	474,419	372,429	474,419	372,429
Other current assets		85,745	77,809	85,745	52,800
Total Current Assets		13,299,390	56,494,710	12,585,994	58,826,355
NON-CURRENT ASSETS					
Plant and equipment	8	8,819,984	3,586,280	347,806	359,855
Assets under Construction	8	57,613,648	-	-	-
Exploration and evaluation expenditure	9	30,002,238	27,769,231	-	804,408
Trade and other receivables	5	-	-	84,915,794	21,128,095
Securities available for sale	7	1,447,200	-	1,447,200	-
Rehabilitation	13	2,401,339	-	-	-
Other financial assets	10	-	-	5,988,206	5,988,251
Total Non-Current Assets		100,284,409	31,355,511	92,699,006	28,280,609
Total Assets		113,583,799	87,850,221	105,285,000	87,106,964
CURRENT LIABILITIES					
Trade and other payables	11	9,163,140	2,858,952	575,298	661,273
NON-CURRENT LIABILITIES					
Trade and other payables	12	2,424,861	-	-	-
Total Liabilities		11,588,001	2,858,952	575,298	661,273
NET ASSETS		**101,995,798**	**84,991,269**	**104,709,702**	**86,445,691**
EQUITY					
Issued capital	14	105,794,580	87,802,197	105,794,580	87,802,197
Reserves	23	2,693,009	1,800,252	2,670,437	1,823,322
Accumulated losses		(6,491,791)	(4,611,180)	(3,755,315)	(3,179,828)
TOTAL EQUITY		**101,995,798**	**84,991,269**	**104,709,702**	**86,445,691**

The balance sheet is to be read in conjunction with the notes to the financial statements.

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2007

ECONOMIC ENTITY	Issued Capital $'000	Accumulated Losses $'000	Share-based Payments Reserve $'000	Foreign Exchange Translation Reserve $'000	Revaluation Reserve	Total $'000
At 1 July 2005	23,422,127	(2,885,109)	-	58,652	-	20,595,670
Equity issued to acquire residual interest in Simberi Mining Joint Venture	600,000	-	495,205	-	-	1,095,205
Cost of equity raising	(3,365,522)	-	-	-	-	(3,365,522)
Adjustments from translation of foreign controlled entities	-	-	-	(81,722)	-	(81,722)
Loss for the period	-	(1,726,071)	-	-	-	(1,726,071)
Total recognised income and expense during the year	-	(1,726,071)	-	(81,722)	-	(1,807,793)
Share-based payments	-	-	1,328,117	-	-	1,328,117
Share placements	64,764,492	-	-	-	-	64,764,492
Conversion of options	2,381,100	-	-	-	-	2,381,100
At 30 June 2006	87,802,197	(4,611,180)	1,823,322	(23,070)	-	84,991,269
Cost of equity raising	(737,074)	-	-	-	-	(737,074)
Changes in fair value of investments available for sale	-	-	-	-	758,090	758,090
Adjustments from translation of foreign controlled entities	-	-	-	45,645	-	45,645
Loss for the period	-	(1,880,611)	-	-	-	(1,880,611)
Total recognised income and expense during the year	-	(1,880,611)	-	45,645	-	(1,834,966)
Share-based payments	-	-	89,025	-	-	89,025
Share placements	13,054,141	-	-	-	-	13,054,141
Conversion of options	5,675,316	-	-	-	-	5,675,316
At 30 June 2007	105,794,580	(6,491,791)	1,912,347	22,575	758,090	101,995,80

The above statement of changes in equity is to be read in conjunction with the notes to the financial statements

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2007 (continued)

	Issued Capital	Accumulated Losses	Share-based Payments Reserve	Foreign Exchange Translation Reserve	Revaluation Reserve	Total
PARENT ENTITY	**$'000**	**$'000**	**$'000**	**$'000**		**$'000**
At 1 July 2005	23,422,127	(2,585,420)	-	-	-	20,836,707
Equity issued to acquire residual interest in Simberi Mining Joint Venture	600,000	-	495,205	-	-	1,095,205
Cost of equity raising	(3,365,522)	-	-	-	-	(3,365,522)
Loss for the period	-	(594,408)	-	-	-	(594,408)
Recognised income and expense during the year	-	(594,408)	-	-	-	(594,408)
Share-based payments	-	-	1,328,117	-	-	1,328,117
Share placements	64,764,492	-	-	-	-	64,764,492
Conversion of options	2,381,100	-	-	-	-	2,381,100
At 30 June 2006	87,802,197	(3,179,828)	1,823,322	-	-	86,445,691
Cost of equity raising	(737,074)	-	-	-	-	(737,074)
Change in fair value of investments available for sale	-	-	-	-	758,090	758,090
Loss for the period	-	(575,487)	-	-	-	(575,487)
Recognised income and expense during the year	-	(575,487)	-	-	-	(575,487)
Share-based payments	-	-	89,025	-	-	89,025
Share placements	13,054,141	-	-	-	-	13,054,141
Conversion of options	5,675,316	-	-	-	-	5,675,316
At 30 June 2007	105,794,580	(3,755,315)	1,912,347	-	758,090	104,709,704

The above statement of changes in equity is to be read in conjunction with the notes to the financial statements

CASHFLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

	Note	Economic Entity		Parent Entity	
		2007	2006	2007	2006
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Revenue received		-	-	-	-
Exploration and evaluation expenditure		(9,924,639)	(9,257,784)	-	(3,952)
Development expenditure		(43,728,787)	-	-	-
Interest received		1,845,894	779,503	1,845,894	1,900,640
Interest paid		-	-	-	-
Payments to suppliers & employees		(3,634,401)	(2,408,694)	(2,471,267)	(2,015,278)
Net cash generated from/(used in) operating activities	21	**(55,441,933)**	**(10,886,975)**	**(625,373)**	**(118,590)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for purchase of interest in project		5,000	-	757,260	-
Purchase of equity investments		32,865	(50,513)	-	(50,513)
Purchase of plant & equipment		(5,346,343)	(3,799,630)	(95,590)	-
Proceeds from sale of plant and equipment		-	1,899,760	-	1,025,981
Funds advanced to controlled entities		-	-	(61,244,588)	(13,734,250)
Net cash generated by (used in) investing activities		**(5,308,478)**	**(1,950,383)**	**(60,582,918)**	**(12,758,782)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from the issue of securities		18,729,457	67,145,592	18,729,457	67,145,592
Costs of raising equity capital		(737,074)	(3,365,522)	(737,074)	(3,365,522)
Net cash generated by financing activities		**17,992,383**	**63,780,070**	**17,992,383**	**63,780,070**
Net increase in cash and cash equivalents		**(42,758,028)**	**50,942,712**	**(43,215,908)**	**50,902,698**
Cash and cash equivalents at beginning of financial year		55,370,334	4,373,904	55,233,289	4,330,591
Effects of exchange rate changes on the balance of cash and cash equivalents		45,643	53,718	-	-
Cash and cash equivalents at end of financial year	4	**12,657,949**	**55,370,334**	**12,017,381**	**55,233,289**

The cashflow statement is to be read in conjunction with the notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

1. SUMMARY OF ACCOUNTING POLICIES

(a) Statement of significant accounting policies

The financial report is a general-purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards, Australian Accounting Interpretations and other mandatory professional reporting requirements.

The financial report covers the economic entity of Allied Gold Limited and controlled entities and Allied Gold limited as an individual parent entity. Allied Gold limited is a listed public company, incorporated and domiciled in Australia.

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards 'IFRS' except that it has elected to apply the relief provided to parent entity in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Disclosure and Presentation.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Preparation

Reporting basis and conventions

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied

(b) New Accounting Standards and Interpretation

Australian Accounting Standards that have recently been issued or amended but are not yet effective for the parent and economic entity have not been adopted for the annual reporting period ended 30 June 2007.

Australian Accounting Standards/Amendments Released But Not Yet Effective – 30 June 2007 Year Ends

AASB reference	Title and Affected Standard(s):	Summary	Application date:	Impact on Group Financial Report	Application date for Group
AASB 7 (issued Aug 2005)	Financial Instruments: Disclosures	New standard replacing disclosure requirements of AASB 132	Periods commencing on or after 1 January 2007	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report.	1 July 2007

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

SUMMARY OF ACCOUNTING POLICIES (continued)

Australian Accounting Standards/Amendments Released But Not Yet Effective – 30 June 2007 Year Ends

AASB reference	Title and Affected Standard(s):	Summary	Application date:	Impact on Group Financial Report	Application date for Group
AASB 2005-10 (issued Sept 2005)	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of AASB 7 *Financial Instruments: Disclosures*	Periods commencing on or after 1 January 2007	As Above	1 July 2007
AASB 101 (revised Oct 2006)	Presentation of Financial Statements	Removes Australian specific paragraphs and example formats for balance sheet and income statement in appendix.	Periods commencing on or after 1 January 2007	As Above	1 July 2007
AASB 2007-1 (issued Feb 2007)	Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2]	Consequential amendments to AASB 2: Share-based Payment arising from AASB Interpretation 11: AASB 2 – Group and Treasury Share Transactions. Affects equity transactions with employees whether shares given by / issued by shareholders or parent entity.	Periods commencing on or after 1 March 2007	Unless the Group enters into such share-based payment transactions in future reporting periods, these amendments are not expected to have any impact on the Group's financial report	1 July 2007
AASB 8 (issued Feb 2007)	Operating Segments	Replaces the presentation requirements of segment reporting in AASB 114 Segment Reporting.	Periods commencing on or after 1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report.	1 July 2009

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

SUMMARY OF ACCOUNTING POLICIES (continued)

Australian Accounting Standards/Amendments Released But Not Yet Effective – 30 June 2007 Year Ends

AASB reference	Title and Affected Standard(s):	Summary	Application date:	Impact on Group Financial Report	Application date for Group
AASB 2007-3 (issued Feb 2007)	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amendments arise from the release of AASB 8 *Operating Segments*	Periods commencing on or after 1 January 2009	See Above	1 July 2009
AASB 2007-4 (issued Apr 2007)	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments [AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038]	Implements the proposals in ED 151: Australian additions to, and Deletions from, IFRSs. Changes to 34 standards. Introduction of new accounting policy choices and removal of various Australian-specific disclosure requirements (internationalising specific Australian treatments). Allows choice of reporting in cash flow statement from direct only to now include indirect, proportionate consolidation now allowed for joint ventures, tax reconciliation can now be done on tax rate basis, and changes to accounting for government grants.	Periods commencing on or after 1 July 2007	Amendments will change the presentation of the financial statements if chosen by the Company.	1 July 2007

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

SUMMARY OF ACCOUNTING POLICIES (continued)

AASB reference	Title and Affected Standard(s):	Summary	Application date:	Impact on Group Financial Report	Application date for Group
AASB 123 (revised Jun 2007)	Borrowing Costs	Revised standard requiring the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset.	Periods commencing on or after 1 January 2009	Unless the Company engages on this type of transactions in future periods, there will be no impact on the amounts included in the Group's financial statements.	1 July 2009
AASB 2007-6 (issued Jun 2007)	Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]	Consequential amendments to a number of standards and interpretations arising from the amendments to AASB 123 that remove reference to the expensing option.	Periods commencing on or after 1 January 2009	See Above	1 July 2009
AASB 2007-7 (issued Jun 2007)	Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128]	Makes editorial amendments to six Standards, removes the encouragement in AASB 107: Cash Flow Statements to adopt a particular format for the cash flow statement and deletes superseded implementation guidance accompanying AASB 4 Insurance Contracts.	Periods commencing on or after 1 July 2007	This amendment will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report.	1 July 2007

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

SUMMARY OF ACCOUNTING POLICIES (continued)

(c) Statement of compliance

AASB Interpretations/Amendments Released But Not Yet Effective – 30 June 2007 Year Ends

AASB reference	Title and Affected Standard(s):	Summary	Application date:	Impact on Group Financial Report	Application date for Group
AASB Interpretation 10 (issued Sept 2006)	Interim Financial Reporting and Impairment AASB 134: Interim Financial Reporting, AASB 136: Impairment of Assets, and AASB 139: Financial Instruments: Recognition and Measurement	Prevents the reversal of impairment losses between interim and final reporting periods in respect of goodwill, investments in equity instruments, and financial assets carried at cost because fair value cannot be reliably determined.	Periods commencing on or after 1 November 2006	As the Group has not recognised an impairment loss on any such assets at an interim period and subsequently reversed the impairment loss in the annual report, this amendment is not expected to have any impact on the Group's financial report.	1 July 2007
AASB Interpretation 11 (issued Feb 2007)	AASB 2 – Group and Treasury Share Transactions	Addresses the classification of a share-based payment transaction (as equity or cash settled) under AASB 2: Share-based Payment. It clarifies that when an entity's employees are granted rights to the entity's equity instruments either by the entity or its shareholders, the transactions are accounted for as equity-settled transactions. It also specifies the accounting in a subsidiary's financial statements for share-based payment arrangements involving equity instruments of the parent.	Periods commencing on or after 1 March 2007	This amendment will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report.	1 July 2007

Application date is for the annual reporting periods beginning on or after the date shown in the above table.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

SUMMARY OF ACCOUNTING POLICIES (continued)

(d) Principles of Consolidation

A controlled entity is any entity Allied Gold Limited has the power to control the financial and operating policies of so as to obtain benefits from its activities

A list of controlled entities is contained in Note 9(b) to the financial statements.

All inter company balances and transactions between entities in the economic entity, including any unrealized profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies adopted by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the entity and results of the entities that are controlled are shown as a separate item in the consolidated financial report

(e) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

(f) Income Tax

The charge for current income tax expenses is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where this is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

(g) Mineral Exploration and Evaluation and Development Expenditure

Mineral exploration expenditures and acquisition costs in relation to areas of interest have been written off in the year in which they are incurred on projects except where exploration and evaluation activities in the area have not yet reached a stage that permits reasonable assessment of the existence or otherwise of economically recoverable reserves.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007**

SUMMARY OF ACCOUNTING POLICIES (continued)

Exploration and evaluation costs, including the costs of acquiring licenses, are capitalised as exploration and evaluation assets on an area of interest basis. Costs incurred before the consolidated entity has obtained the legal rights to explore an area are recognised in the income statement.
Exploration and evaluation assets are only recognised if the rights of the area of interest are current and either:

(i) The expenditures are expected to be recouped through successful development and exploitation of the area of interest; or
(ii) Activities in the area of interest have not at the reporting date, reached a stage which permits a reasonable assessment of the existence or other wise of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount (see impairment accounting policy). For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. The cash-generating unit shall not be larger than the area of interest.

When production commences, carried forward exploration and evaluation costs are transferred to mine development cost at carrying value, and are amortised from the date on which commercial production begin.

Restoration costs expected to be incurred are provided for as part of exploration & evaluation phases that give rise to the need for restoration.

Mine Development costs

(1) Capitalised mine development costs include expenditures incurred to develop new ore bodies to define further mineralization in existing orebodies, to expand the capacity of a mine and to maintain production. Mine development also includes costs transferred from exploration and evaluation phase once production commences in the area of interest.

Amortisation of mine development is computed by the units of production basis over the estimated proved and probable reserves. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortised from the date on which production commences. The amortisation is calculated from recoverable proven and probable reserves and a predetermined percentage of the recoverable measured, indicated and inferred resource. This percentage is reviewed annually and is currently zero.

(2) Restoration costs expected to be incurred are provided for as part of development phase that give rise to the need for restoration.

When rights to tenure are held and expenditures have been expected to be recouped through development and economic exploitation of the area of interest, the exploration costs are capitalised and amortised against the estimated economical mine life once mining commences.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis.

Any changes in the estimates for the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

SUMMARY OF ACCOUNTING POLICIES (continued)

(h) Plant and Equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation

The depreciation amount of all fixed assets including building and capitalised lease assets is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rate used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Plant and equipment	5-33%
Plant and equipment leased to external parties	10-20%
Leased plant and equipment	15%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.
Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

(i) Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007**

SUMMARY OF ACCOUNTING POLICIES (continued)

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rated prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange difference arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group Companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows;

Assets and liabilities translated at year-end exchange rates prevailing at that reporting date.

Income expenses are translated at average exchange rates for the period.

Retained profits are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

(j) Acquisitions of Assets (Including business combinations)

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition. Where shares are issued in an acquisition, the value of the shares is determined by reference to the fair value of the assets acquired, including goodwill where applicable.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of acquisition. The discount rate used is the rate at which a similar borrowing could be obtained under comparable terms and conditions.

The purchase method of accounting is used for all acquisitions of assets (including business combinations). Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of the acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

SUMMARY OF ACCOUNTING POLICIES (continued)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

(k) Impairment of Assets

At each reporting date, the group reviews the carrying values of tangible assets and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

(l) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled plus related on costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(m) Financial Instruments

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value though profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirement of AASB139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the Income statement in the period in which they arise. Assets in this category are classified as current assets

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method. They are included in current assets, except for those maturities greater than 12 months after the balance sheet date which are classified as non current assets.

Held-to-maturity investments

These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007**

SUMMARY OF ACCOUNTING POLICIES (continued)

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity. They are classified as non current unless management intends to dispose of the investment within 12 months of the balance date.

Financial Liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principle payments and amortisation.

Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

- Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge), Or
- Hedges of the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognized in then income statement within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in the income statement within other income or other expenses.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedge item for which the effective interest method is used is amortised to profit or loss over the period to maturity using a recalculated effective interest rate.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

SUMMARY OF ACCOUNTING POLICIES (continued)

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedged is recognized in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within other income or other expenses.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement within "finance costs". The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognized in the income statement within "sales". However, when the forecast transaction that is hedged results in the recognition of non-financial assets (for example, inventory or fixed assets) the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognized in profit or loss as cost of goods sold in the case of inventory, or as depreciation in the case of assets.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the income statement and are included in other income or other expenses.

Derivative Instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value of all unlisted securities, including recent arm's length transactions, reference to similar instructions and option pricing models.

Impairment

At each reporting date, the group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

(n) Revenue Recognition

Revenue from the sale of goods and disposal of other assets is recognised when the Company has passed control of the goods or other assets to the buyer.

Revenue from the rental of plant is recognised on an accruals basis.

Interest income is recognised when it is credited by the relevant financial institution.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

SUMMARY OF ACCOUNTING POLICIES (continued)

(o) Earnings per share

Basic earnings per share

Basic earnings per share ("EPS") is calculated as net profit or loss, rather than excluding extraordinary items.

Diluted earnings per share

Diluted EPS earnings is calculated by adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather that the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

(p) Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(q) Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

(r) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

Details of plans currently in place to provide these benefits are as follows:

- the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods, and
- specific incentive arrangements for Non-Executive Directors of Group companies whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options in the particular group company.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007**

SUMMARY OF ACCOUNTING POLICIES (continued)

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest.

This opinion is formed based on the best available information at balance date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(s) Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will results and that outflow can be reliably measured.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense

Critical Accounting Estimates and Judgments

The directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

Key Estimates – Impairment

The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

(t) Fair Value Estimates

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007**

SUMMARY OF ACCOUNTING POLICIES (continued)

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(u) Contributed Equity

Ordinary shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(v) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007**

	Economic Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
2. REVENUES AND EXPENSES				
(a) Revenue from continuing operations				
Interest revenue				
- interest other persons	1,845,894	779,503	1,845,894	779,503
- interest – wholly owned controlled entities	-	-	519,666	1,121,137
Total Interest	1,845,894	779,503	2,365,560	1,906,640
Other income	-	44,725	-	44,725
	1,845,894	824,228	2,365,560	1,945,365
(b) Other income				
Fair value change on investments held for trading	-	220,989	-	220,989
Net gain on disposal of assets	-	770,960	-	770,960
Net gain on disposal of investments	-	20,527		20,527
Other	5,292		251,544	
	5,292	1,012,476	251,544	1,012,476
(c) Depreciation				
Plant and equipment	107,639	357,283	107,639	163,896
(d) General and administrative expenses				
Corporate overheads	1,360,733	780,491	694,956	780,491
Directors' fees and benefits	764,493	527,283	764,493	527,283
Directors' share-based remuneration	27,900	973,822	27,900	973,822
Other share-based payments	61,125	354,295	61,125	354,295
Staffing costs	708,747	172,503	708,747	172,503
Other expenses	701,160	451,353	827,731	457,479
Management fees paid to related party	-	133,198	-	133,198
General & administrative expenses	3,624,158	3,392,945	3,084,952	3,399,071

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

3. INCOME TAX EXPENSE

	Economic Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
The components of income tax expense comprise:				
Current tax	-	-	-	-
Deferred tax	-	-	-	-
Income tax benefit reported in the income statement	-	-	-	-
The prima facie tax on profit/(loss) before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on profit/ (loss before income tax at 30% (2005:30%)				
Loss before income tax	(1,880,611)	(1,726,071)	(575,487)	(594,408)
At the Group's statutory income tax rate of 30% (2006: 30%)	(564,183)	(517,821)	(172,646)	(178,322)
Non allowable items	279,459	(6,222,080)	235,177	140,294
Non-assessable income	(690,826)	(446,157)	(293,656)	(393,120)
Losses (recognised)/not recognised	975,550	7,186,058	231,125	431,148
Income tax attributable to entity	-	-	-	-
The applicable weighted average effective tax rates are as follows:	n/a	n/a	n/a	n/a
Tax assets not brought to account, the benefits of which will only be realized if the conditions for deductibility set out in note 1 occur				
Deferred tax assets				
- temporary differences	240,42	64,877	99,567	64,877
- tax losses - operating losses	8,682,005	1,221,683	1,452,809	1,221,683
- capital losses	-	-	-	-

In addition to the above Australian estimated future income tax benefits the consolidated entity has incurred significant expenditure in Papua New Guinea, some of which should give rise to deductions but have not been quantified.

There are no franking credits available.

The Company and its controlled entities have not formed a tax consolidation group as at 30 June 2007

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

	Economic Entity		Parent entity	
	2007	2006	2007	2006
	$	$	$	$
4. CASH AND CASH EQUIVALENTS				
Cash at bank	12,657,949	55,370,334	12,017,381	55,233,289
Bank bills and term deposits	-	-	-	-
	12,657,949	55,370,334	12,017,381	55,233,289
The effective interest rate on short term bank deposit was 6.2% (2006: 5.45%);these deposits are available on call				
Reconciliation of Cash				
Cash at the end of the financial year as shown in the cash flow statement is reconciled to items in the balance sheet as follows:				
Cash and cash equivalents	12,657,949	55,370,334	12,017,381	55,233,289
5. TRADE AND OTHER RECEIVABLES - CURRENT				
Net GST refundable	-	88,595	-	88,595
Proceeds from sale of plant	-	500,000	-	500,000
Other receivables	81,277	85,543	8,449	36,131
Amounts receivable from wholly owned subsidiaries	-	-	-	2,543,111
	81,277	674,138	8,449	3,167,837
- NON CURRENT				
Amounts receivable from wholly owned subsidiaries at cost	-	-	84,915,794	21,128,095

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

	Economic Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$

6. OTHER FINANCIAL ASSETS – CURRENT

Available for sale financial assets				
(a) available for sale assets comprise				
- Listed Investments at fair value	474,419	372,429	474,419	372,429

Available for sale financial assets comprise investments in the ordinary issued capital of various entities. There are no fixed returns or fixed maturity dates.

7. OTHER FINANCIAL ASSETS – NON CURRENT

Available for sale financial assets				
(a) available for sale assets comprise				
- Listed Investments at fair value	1,447,200	-	1,447,200	-

8. PLANT AND EQUIPMENT

Plant and equipment – at cost	67,222,593	3,806,383	485,356	389,766
Accumulated depreciation	(788,961)	(220,103)	(137,550)	(29,911)
Total property, plant and equipment	66,433,632	3,586,280	347,806	359,855
Reconciliation of the carrying amount of plant and equipment at the beginning and end of the current and previous financial year.				
Plant and equipment				
Carrying amount at beginning of year	3,586,280	1,575,585	359,855	1,278,772
Additions	62,954,991	3,493,584	95,590	373,780
Disposal	-	(1,125,606)	-	(1,128,801)
Depreciation	(107,639)	(357,283)	(107,639)	(163,896)
Carrying amount at end of year	66,433,632	3,586,280	347,806	359,855

9. EXPLORATION AND EVALUATION EXPENDITURE

Exploration expenditure – costs carried forward in respect of areas of interest in:				
Exploration and evaluation phases	30,002,238	27,769,231	-	804,408
The ultimate recoupment of such costs is dependant on successful development and commercial exploitation, or alternatively sale of the exploration areas.				

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

	Economic Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
9. EXPLORATION AND EVALUATION EXPENDITURE (continued)				
Reconciliation of the carrying amount of mining tenements at the beginning and end of the current and the previous financial year:				
Carrying amount at beginning of year	27,769,231	15,616,266	804,408	829,943
Expenditure outlaid in cash and accrued	9,924,639	12,097,666	-	3,952
Expenditure reclassified to Development	(7,691,632)	-	-	-
Sale of Tenements for shares	-	-	(804,408)	-
Foreign currency translation	-	84,786	-	-
Write off discontinued projects	-	(29,487)	-	(29,487)
Carrying amount at end of year	30,002,238	27,769,231	-	804,408

10(a) INVESTMENT IN CONTROLLED ENTITIES			Parent Entity	
			2007	2006
			$	$
Unlisted investments – at cost				
Shares in controlled entities	-	-	5,988,206	5,988,251

10(b) INVESTMENT IN CONTROLLED ENTITIES AT COST

Controlled entities	Class of share	Place of Incorporation	Equity Holding		Cost to Company	
			2007	2006	2007	2006
			%	%	$	$
Parent Entity						
Allied Gold Limited		Australia	-	-	-	-
Controlled Entities						
Aretrend Pty Ltd	Ord	Australia	100	100	-	-
Advance R & D Pty Ltd	Ord	Australia	100	100	-	-
Nord Pacific Limited, (i) and its controlled entities;	Ord	Canada	100	100	5,988,206	5,988,251
Simberi Gold Company Limited (ii)	Ord	PNG	100	100	-	-
Nord Australex Nominees (PNG) Limited (iii)	Ord	PNG	100	100	-	-
Nord Australex Nominees Pty Ltd (iv)	Ord	Australia	-	100	-	-
Hicor Corporation (iv)	Ord	United States	-	100	-	-

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

10(b) INVESTMENT IN CONTROLLED ENTITIES AT COST (continued)

Controlled entities	Class of share	Place of Incorporation	Equity Holding 2007 %	Equity Holding 2006 %	Cost to Company 2007 $	Cost to Company 2006 $
Compania Minera Nord Pacific de Mexico, S.A. de C.V. (v)	Ord	Mexico	100	100	-	-
Allied Tabar Exloration Pty Ltd (vi)	Ord	Australia	100	-	-	-
Tabar Exploration Company Ltd (vii)	Ord	PNG	100	-	-	-
					5,988,206	5,988,251

(i) Nord Pacific Limited and its wholly owned entities were acquired on 24 September 2004 and results of their activities are included from this date. Nord Pacific Limited was solely a holding company.

(ii) Simberi Gold Company Limited is the owner of Mining Licence 136 on the Tabar Islands

(iii) Nord Australex Nominees (PNG) Limited is the owner of Exploration Licence 609 on the Tabar Islands

(iv) These companies were de-registered in the year

(v) Compania Minera Nord Pacific de Mexico is the owner of the Mapimi prospect.

(vi) Allied Tabar Exploration registered 25 May 2006

(vii) Tabar Exploration Company Ltd (PNG) registered 23 May 2006

The fair value of the controlled entities cannot be reliably measured as variability in the range of reasonable fair value estimates is significant. As a result, all controlled entities are reflected at cost. Management has determined that the estimate of total consolidated fair values for the controlled entities would be in excess of the carrying amount.

11. TRADE AND OTHER PAYABLES – CURRENT	Economic Entity 2007 $	Economic Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Trade payables – unsecured	8,466,801	1,997,168	222,365	286,104
Other payables and accruals – unsecured	696,339	861,784	352,933	375,169
	9,163,140	2,858,952	575,298	661,273

12. TRADE AND OTHER PAYABLES – NON CURRENT	Economic Entity 2007 $	Economic Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Other payables and accruals – unsecured	2,424,861	-	-	-
	2,424,861	-	-	-

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

13. REHABILITATION, RESTORATION AND ENVIRONMENTAL COSTS

Long-term environmental obligations are based on the Consolidated Entity's environmental management plans, in compliance with current environmental and regulatory requirements. The costs include obligations relating to reclamation, waste site closure, plant closure, and other costs associated with the restoration of the site. Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining live of the mine. These increases are accounted for on a net present value basis.

Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are accounted for in earnings. To the extent that such increases stem from the unwinding of a discounting of the provision to its net present value, this is recognised as a financial expense.

14. ISSUED CAPITAL	2007 Number of shares	2006 Number of shares	2007 $	2006 $
(a) Ordinary shares fully paid				
Balance at beginning of financial year	272,022,528	120,579,818	87,802,197	23,422,127
Issue of shares to Simberi Gold Corp		2,000,000		600,000
Placement December 2005 at 40 cents		1,295,828		518,331
Placement January 2006 at 40 cents		23,704,172		9,481,669
Placement February 2006 at 44 cents		15,192,027		6,684,492
Placement March 2007 at 32 cents	40,800,000	79,545,455	13,054,141	35,000,000
Placement May 2006 at 60 cents		21,800,000	5,675,316	13,080,000
Conversion of options during year ended 30 June 2007	24,826,582	7,905,228		2,381,100
Costs of capital raising		-	(737,074)	(3,365,522)
Balance at end of financial year	337,649,110	272,022,528	105,794,580	87,802,197

Fully *paid* ordinary shares entitle the holder to participate in dividends and to one vote per share.

(b) Options

Options granted and exercised during the period, and on issue at balance date are as follows.

Date and details of grant / exercise	No. of Options	Exercise Price	Expiry Date
Opening balance	30,112,183	$0.20	30 June 2007
9th March 2007	1,250,000	$0.50	31 December 2008
9th March 2007	750,000	$0.80	31 December 2008
23rd April 2007	2,040,000	$0.40	31 December 2008
Options exercised in the period	(24,826,582)		
Balance at 30 June 2007	9,325,601		

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

15. EARNINGS PER SHARE	Economic Entity 2007	Economic Entity 2006
Basic loss per share (cents per share)	(0.7)	(1.1)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic earnings per share	281,310,827	160,347,692
Net loss used in the calculation of basic earnings per share	(1,880,611)	(1,726,071)

There is no dilutive earnings per share as the economic entity incurred a loss for the year and there are no potential ordinary shares..

16. AUDITORS' REMUNERATION	Economic Entity 2007 $	Economic Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Remuneration of the auditor of the parent entity:				
Auditing or reviewing the financial report (BDO Kendalls Audit and Assurance (WA) formerly BDO)	72,514	59,222	42,344	33,336
Other services –				
Taxation and gold hedging (BDO Kendalls Corporate Tax (WA) formerly BDO)	8,050	17,500	8,050	17,500
	80,564	76,722	50,394	50,836

17. SEGMENT REPORTING

Geographical segments

The consolidated entity has the following two geographical segments

- Australia
- Papua New Guinea

(a) Geographical	Australia 2007 $	Australia 2006 $	Papua New Guinea 2007	Papua New Guinea 2006	Consolidated 2007 $	Consolidated 2006 $
Revenue						
Total segment revenue	1,851,186	1,918,279	-	176,791	1,851,186	2,095,070
Result						
Segment result	(575,487)	(594,410)	(1,305,124)	(1,131,662)	(1,880,611)	(1,726,071)
Income Tax	-	-	-	-	-	-
Loss from ordinary activities after tax	(575,487)	(443,522)	(1,305,124)	(1,131,662)	(1,880,611)	(1,726,071)
Assets						
Segment assets	14,381,000	57,658,973	99,202,799	30,191,248	113,583,799	87,850,221
Segment liabilities	(575,298)	(661,273)	(11,012,703)	(2,197,679)	(11,588,001)	(2,858,952)
Net segment assets	13,805,702	56,997,700	88,190,096	27,993,569	101,995,798	84,991,269
Acquisition of property plant & equipment	95,590	373,780	62,859,401	3,119,804	62,954,991	3,493,584
Depreciation	107,639	163,896	-	193,387	107,639	357,283

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

SEGMENT REPORTING (continued)

Business segments

The consolidated entity operates in only one business segment, mineral exploration.

18. RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated

Other related parties

- Mineral Commodities Limited provides the Company with services including, accounting, clerical, secretarial and fully serviced office accommodation. The total amount charged for the period was $86,168 (2006: $133,200).
- MineSite Construction Services a company in which Mr Mark Caruso is a Director and Shareholder provides the Company with services including, secretarial, and hire of equipment. The total amount charged for the period for these services was $1,245,183. These services are provided at commercial rates on an arms length basis. (2005: $Nil).

19. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Details of Key Management Personnel

Mr Mark Victor Caruso : Executive Chairman
Mr Jeffrey John Moore : Non Executive Director
Mr Gregory Hugh Steemson : Non Executive director
Mr Anthony Lowrie : Non Executive Director (appointed 9th March 2007)
Mr Grant Brock : Chief Operating Officer (appointed 23rd October 2006) Executive Director (appointed 25th January 2007)
Mr Bob Burban – Exploration manager
Mr Fergus Hart – Resident Manager
Mr Ross Hastings – General Manager
Mr Albert Longo - Chief Financial Officer
Mr Peter Torre – Company Secretary
Mr David Lymburn (resigned 5th July 2006)

There were no changes to key management personnel between the reporting date and the date the financial report was authorised for issue.

(b) Key Management Personnel Compensation

The Company has applied the exemption under Corporations Amendments Regulation 2006 (no 4) which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial reports by Accounting Standard AASB 124 *Related Party Disclosures*. These remuneration disclosures are provided in the Remuneration Report of the Directors' Report designated as audited.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

KEY MANAGEMENT PERSONNEL DISCLOSURE (continued)

Remuneration by category

	Economic Entity		Parent Entity	
	2007 $	2006 $	2007 $	2006 $
Key Management Personnel				
Short-term	1,354,676	784,800	765,545	569,289
Post-employment	136,628	54,566	83,607	35,147
Share-based payment	89,025	1,137,422	48,275	973,822
	89,025	1,976,788	48,275	1,578,258

(c) **Option holdings of key management personnel**

2007

Key Management Personnel	Balance at 1 July '06	Granted as remuneration	Options exercised	Balance at 30 June '07	Total vested 30 June '07	Total exercisable 30 June '07
Mark Caruso	3,000,000	-	3,000,000	-	-	-
David Lymburn	600,000	-	600,000	-	-	-
Jeffrey Moore	2,000,000	-	2,000,000	-	-	-
Greg Steemson	1,300,000	-	1,300,000	-	-	-
Grant Brock	-	500,000	-	500,000	500,000	500,000
Anthony Lowrie	-	-	-	-	-	-
Bob Burban	-	500,000	-	500,000	500,000	500,000
Fergus Hart	-	500,000	-	500,000	500,000	500,000
Ross Hastings	1,000,000	-	-	1,000,000	1,000,000	1,000,000
Albert Longo	-	500,000	-	500,000	500,000	500,000
	7,900,000	2,000,000	6,900,000	3,000,000	3,000,000	3,000,000

(d) **Option holdings of key management personnel**

2006

Key Management Personnel	Balance at 1 July '05	Granted as remuneration	Options exercised	Balance at 30 June '06	Total vested 30 June '06	Total exercisable 30 June '06
Mark Caruso	1,000,000	2,000,000		3,000,000	3,000,000	3,000,000
David Lymburn	600,000	1,000,000	1,000,000	600,000	600,000	600,000
Jeffrey Moore	-	2,000,000		2,000,000	2,000,000	2,000,000
Greg Steemson	1,000,000	1,000,000	300,000	1,300,000	1,300,000	1,300,000
Bob Burban	-	-	-	-	-	-
Fergus Hart	-	-	-	-	-	-
Ross Hastings	-	1,000,000	-	1,000,000	1,000,000	1,000,000
Albert Longo	-	-	-	-	-	-
	2,600,000	7,000,000	1,300,000	7,900,000	7,900,000	7,900,000

* Whilst these options are exercisable, any shares issued upon the exercise were escrowed until the expiry of 24 months from listing on the Australian Stock Exchange, which was December 2005.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(e) Shareholdings of key management personnel

2007

Director	Balance at 1 July '06	Received as remuneration	Options exercised	Net change other	Balance 30 June '07
Mark Caruso	694,168	-	3,000,000	1,283,625	4,977,693
Jeff Moore	-	-	2,000,000	(1,200,000)	800,000
Greg Steemson	300,000	-	1,300,000	-	1,600,000
Anthony Lowrie	-	-	-	1,635,460	1,635,460
Bob Burban	-	-	-	-	-
Fergus Hart	-	-	-	-	-
Ross Hastings	300,000	-	-	-	300,000
Albert Longo	-	-	-	2,000	2,000
	1,294,168	-	6,900,000	1,720,985	9,915,153

2006

Director	Balance at 1 July '05	Received as remuneration	Options exercised	Net change other	Balance 30 June '06
Mark Caruso	594,168	-	-	100,000	694,168
Jeff Moore	90,000	-	-	(90,000)	-
Greg Steemson	209,934	-	300,000	(209,934)	300,000
Bob Burban	-	-	-	-	-
Fergus Hart	-	-	-	-	-
Ross Hastings	-	-	-	300,000	300,000
Albert Longo	-	-	-	-	-
	894,102	-	300,000	100,066	1,294,168

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable that those the Group would have adopted if dealing at arm's length.

(f) Loans to key management personnel

There were no loans to key management personnel during the period.

(g) Other transactions and balances with key management personnel

There were no transactions or balances with key personnel other than those disclosed in the remuneration report of the Director's Report.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007**

20. SHARE BASED PAYMENTS

The following share based payment arrangements existed at 30 June 2007

2,000,000 options were granted under the Allied Gold Employee Option Plan on 9th March 2007. The options have an exercise price of $0.50 and $0.80 with an expiry date of 31st December 2008.

Allied Gold employee option plan was approved by shareholders at the 2005 Annual General Meeting. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board.

The directors were issued options during the year. Details of which can be found in the Directors Remuneration Report.

Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board.

The options hold no voting or dividend rights and are not transferable.

All options granted to key management personnel are ordinary shares in Allied Gold Ltd, which confer a right of 1 ordinary share for every option held.

	Economics Entity		Parent Entity	
	2007 Number of Options	2006 Number of Options	2007 Number of Options	2006 Number of Options
Outstanding at the beginning of the year	7,900,000	-	7,900,000	-
Granted	2,000,000	8,860,000	2,000,000	8,860,000
Forfeited	-	-	-	-
Exercised	(6,900,000)	(960,000)	(6,900,000)	(960,000)
Expired	-	-	-	-
Outstanding at year end	3,000,000	7,900,000	3,000,000	7,900,000
Exercisable at year end	3,000,000	7,900,000	3,000,000	7,900,000

The weighted average exercise price was $0.28 and full details are shown below.

Employee Share Option Scheme

(a) options were granted for no consideration
(b) exercise price of $0.50 and $0.80
(c) grant date 1 March 2007
(d) expiry date 31 December 2008
(e) share price at grant date $0.32
(f) expected price volatility of the company's shares 60%
(g) risk free interest rate 6.15%

Directors Option Scheme

(h) options were granted for no consideration
(i) exercise price of $0.30 or $0.40
(j) grant date 30 November 2005
(k) expiry date 30 June 2007
(l) share price at grant date $0.415
(m) expected price volatility of the company's shares 55%
(n) risk free interest rate 5.26%

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

SHARE BASED PAYMENTS (continued)

Historical volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future tender, which may not eventuate.

The life of the options is based on the historical exercise patterns, which may not eventuate in the future.

Included under employee benefits expense in the income statement is $89,025 (2005: $1,328,118), and relates, in full, to equity-settled share-based payment transactions.

21. RECONCILIATION OF CASH FLOWS FROM OPERATIONS WITH LOSS AFTER INCOME TAX

	Economic Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Loss after income tax	(1,880,611)	(1,726,071)	(575,487)	(594,408)
Depreciation	107,639	357,283	107,639	163,896
Fair value change of investments in listed companies	(27,303)	(220,989)	(27,303)	(220,989)
Provision – employee entitlements	80,415	33,705	69,138	21,338
Unrealised foreign exchange gain	-	-	-	-
Exploration expenditure capitalised	(9,924,639)	(9,328,957)	-	(3,952)
Mine Development costs	(49,922,016)	-	-	
Share-based payments	89,025	1,328,117	89,025	1,328,117
Gain on disposal of assets	-	(791,487)		(791,487)
Other	(796,663)	-	(716,604)	
Changes in assets and liabilities during the year:				
Increase (decrease) in payables and receivables	6,832,220	(538,576)	428,219	(50,592)
Net cash used in operations	(55,441,933)	(10,886,975)	(625,373)	(118,590)

Credit or standby arrangements
The group has arranged a US$25.0m credit facility which was signed subsequent to period end

22. FINANCIAL INSTRUMENTS

Financial Risk Management

The Group's principal financial instruments are cash, short term deposits and investments. The main purpose of these financial instruments is to provide a financial return on funds not yet required for operations. The Group has various other financial assets and liabilities such as receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk and credit risk. The Board reviews and agrees policies for managing each of these risks.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007**

FINANCIAL INSTRUMENTS (continued)

Financial Risk
The main risks the group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk, credit risk and price risk.

Interest Rate Risk
Interest rate risk is managed with a mixture of fixed and floating rate debt.

Foreign Currency Risk
The group is exposed to fluctuations in foreign currencies arising from the sale and purchase of goods and services in currencies other than the group's measurement currency.

Liquidity Risk
The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

Credit Risk
Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Economic Entity. The Economic Entity has adopted the policy of only dealing with credit worthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Economic Entity measures credit risk on a fair value basis.

The Economic Entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the economic entity's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Interest Rate Risk
The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out in the following table:

2007 Financial Assets	Weighted Average interest rate	Floating interest rate	Fixed interest maturing in 1 year or less	Non-interest bearing	Total
	%	$	$	$	$
Cash & cash equivalents	6.20%	12,657,949		-	12,657,949
Receivables				81,277	81,277
Listed Shares				474,419	474,419
Non Current Listed Shares				1,447,200	1,447,200
		12,657,949		2,002,896	14,660,845
Financial Liabilities					
Payables				9,163,140	9,163,140
				9,163,140	9,163,140
Net financial assets		12,657,949		(7,160,244)	5,497,705

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007**

FINANCIAL INSTRUMENTS (continued)

2006 Financial Assets	Weighted Average interest rate	Floating interest rate	Fixed interest maturing in 1 year or less	Non-interest bearing	Total
	%	$	$	$	$
Cash & cash equivalents	5.45%	55,370,334	-	-	55,370,334
Receivables		-	-	674,138	674,138
Listed Shares		-	-	372,429	372,429
		55,370,334	-	1,046,567	56,416,901
Financial Liabilities					
Payables		-	-	2,858,952	2,858,952
		-	-	2,858,952	2,858,952
Net financial assets		55,370,334	-	(1,812,385)	53,557,949

(a) **Net Fair Value**
The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements.

(b) **Unrecognised financial instruments**
The Company and controlled entities do not have any unrecognised financial instruments.

23. RESERVES

(a) **Foreign Currency Translation Reserve**
The foreign currency translation reserve records exchange differences arising on translation of a foreign controlled subsidiary.

(b) **Share-based Payments Reserve**
This reserve is used to record the value of options provided as payment for services received.

24. CAPITAL AND LEASING COMMITMENTS

(a) **Operating Lease Commitments**

Non Cancellable Operating Leases Contracted for but not capitalised in the Financial Statements	Economic Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Office premises due within 1 year	155,203	116,680	67,843	116,680
Office premises due greater than 1 year and less than 5	289,080	138,874	249,040	138,874
Total	444,283	255,554	316,883	255,554

The operating leases are rental agreements for the Company's office premises in Perth and Brisbane expiring in February 2008 and November 2008 respectively.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

CAPITAL AND LEASING COMMITMENTS (continued)

(b) Exploration & Development costs – Commitments for Expenditure.

In order to proceed with the development of the Simberi Project and to maintain current rights of tenure to Australian and PNG exploration tenements the Company and Economic entity is required to outlay $17,138,613 over the next financial year (2006: $11,683,960). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements.

25. SUBSEQUENT EVENTS

Subsequent to year end and as part of the US$25.0m financing facility, the company entered into gold hedging arrangements as a condition to this facility. This facility has commenced to be drawn down after period end.

Except for the above, no other matter or circumstance has arisen since 30 June 2007 that has significantly affected, or may significantly affect:

a. the Group's operations in future financial years, or
b. the results of those operations in future financial years, or
c. the Group's state of affairs in future financial years.

DECLARATION BY DIRECTORS

The Directors of Allied Gold Ltd declare that:

1. The financial statements comprising the income statement, balance sheet, cash flow statement, statement of changes in equity, accompanying notes, are in accordance with the Corporations Act 2001, and:

   (a) comply with Accounting Standards and the Corporations Regulations 2001; and other mandatory professional reporting requirements; and

   (b) give a true and fair view of the financial position as at 30 June 2007 and of the performance for the year ended on that date of the company and the consolidated entity. In the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

3. The audited remuneration disclosures set out on pages 12 to 23 of the directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A.

Signed in accordance with a resolution of the Directors:

Mark Caruso
Chairman

Dated at Perth this 28th day of September 2007

BDO Kendalls

BDO Kendalls Audit & Assurance (WA)
128 Hay Street
SUBIACO WA 6008
PO Box 700
WEST PERTH WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 90 360 101 594

INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF ALLIED GOLD LIMITED

We have audited the accompanying financial report of Allied Gold Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors' report. As permitted by the *Corporations Regulations 2001*, the consolidated entity has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration Report" in the directors' report and not in the financial report.

Directors' Responsibility for the Financial Report and the AASB 124 Remuneration Disclosures Contained in the Directors' Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the consolidated financial statements and notes, complies with International Financial Reporting Standards.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001* would be in the same terms if it had been given to the directors at the time that this auditor's report was made.

Auditor's Opinion on the Financial Report

In our opinion:

(a) the financial report of Allied Gold Limited is in accordance with the *Corporations Act 2001*, including:

 (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of its performance for the year ended on that date; and

 (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Auditor's Opinion on the AASB 124 Remuneration Disclosures Contained in the Directors' Report

In our opinion the remuneration disclosures that are contained in the directors' report comply with Accounting Standard AASB 124.

BDO Kendalls Audit & Assurance (WA) (formerly BDO)

BDO Kendalls

BG McVeigh
Partner

Perth, Western Australia
Dated this 28th day of September 2007